SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                           SCHEDULE 13D/A
              Under the Securities Exchange Act of 1934
                         (Amendment No. 5)*


                        J.C. NICHOLS COMPANY
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                          (Name of Issuer)

               Common Stock, par value $.01 per share
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                   (Title of Class of Securities)

                              653777102
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                            (CUSIP Number


                                          with a copy to:
Stephen Feinberg                          Patrick J. Foye, Esq.
450 Park Avenue                           Skadden, Arps, Slate, Meagher
28th Floor                                 & Flom LLP
New York, New York  10022                 919 Third Avenue
(212)421-2600                             New York, New York  10022
                                          (212) 735-3000

           (Name, Address and Telephone Number of Persons
          Authorized to Receive Notices and Communications)
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                          December 23, 1997

       (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subse quent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Item 4.  Purpose of Transaction.

      Item 4 is hereby amended to include the following:

      On December 23 ,1997, the Company announced that it had entered into a definitive agreement to be acquired by Highwoods Properties Inc. ("Highwoods") for $570 million, including the assumption of approximately $250 million in debt (the "Highwoods Transaction"). Based on press releases, each dated as of December 23, 1997, issued by the Company and Highwoods, respectively, Stephen Feinberg (the "Filing Person"), on behalf of Cerberus, International, Ultra, Overseas and the Funds, understands that shareholders of the Company would have the right to receive either $65 in cash or 1.84 Highwoods common shares for each share held, provided that the cash component of the transaction consideration is not greater than 40% of the total consideration and the stock component is not greater than 75% of the total consideration.

      Based on his review of currently available public information to date, the Filing Person believes the proposed Highwoods Transaction is inadequate from a financial point of view and does not reflect the values inherent in the Company's asset base. The Filing Person further believes that the Company's Board of Directors did not aggressively seek out other potential acquirers or investors as required by the Board's fiduciary duties and indeed rebuffed expressions of interest from other bona fide bidders. In addition, the Filing Person understands that Highwoods has extracted from the Company an excessive break-up fee and expense reimbursement of approximately seven percent (7%) of the equity value of the Highwoods Transaction. Accordingly, the Filing Person is considering various alternatives with respect to the Highwoods Transaction, including, but not limited to, calling a special meeting of the Company's shareholders to consider, among other things, removing some or all of the current directors of the Company's Board of Directors and electing as directors those persons nominated by the Filing Person; and soliciting the Company's shareholders to vote against the proposed Highwoods Transaction.



                              Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                              December 23, 1997



                              /s/ Stephen Feinberg


                              Stephen Feinberg, in his capacity as the general partner of Cerberus Associates, LLC, the general partner of Cerberus Partners, L.P., and as the investment manager for each of Cerberus International, Ltd., Ultra Cerberus Fund, Ltd. and the Funds


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).